      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 30, 1997

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC.  20549
                              -----------------
                       AMENDMENT NO. 1 TO SCHEDULE 13E-4
                               (FINAL AMENDMENT)
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         BRIGGS & STRATTON CORPORATION
                                (NAME OF ISSUER)

                         BRIGGS & STRATTON CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   109043109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ROBERT H. ELDRIDGE
                            EXECUTIVE VICE PRESIDENT
                AND CHIEF FINANCIAL OFFICER, SECRETARY-TREASURER
                         BRIGGS & STRATTON CORPORATION
                                12301 WEST WIRTH
                           WAUWATOSA, WISCONSIN 53222
                                 (414) 259-5333
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
      TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                              FILING STATEMENT)
                               --------------
                                   COPIES TO:

                           ELIZABETH A. RAYMOND, ESQ.
                              MAYER, BROWN & PLATT
                           190 SOUTH LA SALLE STREET
                               CHICAGO, IL 60603

                                 APRIL 22, 1997
                     (DATE TENDER OFFER FIRST PUBLISHED,
                     SENT OR GIVEN TO SECURITY HOLDERS)
                               --------------
                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*           AMOUNT OF FILING FEE
                 $299,625,000                       $59,925

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 5,875,000 shares at $51.00 per share.

[x] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:   $59,925            FILING PARTY:   Briggs & Stratton
                                                                Corporation

FORM OR REGISTRATION NO.: Schedule 13E-4     DATE FILED:     April 22, 1997

===============================================================================

     This Final Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"), dated April 22, 1997, filed by Briggs & Stratton Corporation, a Wisconsin corporation (the "Company"), relating to the offer by the Company to purchase 5,875,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $.01 per share (such shares, together with the associated Common Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of August 7, 1996, between the Company and Firstar Trust Company, as Rights Agent, are hereinafter referred to as the "Shares"), at a price not in excess of $51.00 nor less than $43.00 per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 22, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, which together constitute the "Offer", copies of which are attached as Exhibits (a)(1) and
(a)(2) to the Statement. Capitalized terms defined in the Statement and not otherwise defined herein shall have the meanings specified in the Statement.

ITEM 1.  SECURITY AND ISSUER.

     The Offer commenced on April 22, 1997 and expired at 5:00 p.m., New York City time, on May 20, 1997. A total of 3,506,190 Shares have been accepted at a purchase price of $51.00 per Share. As of April 16, 1997, the Company had 28,927,000 Shares outstanding. Following the purchase of the Shares properly tendered in the Offer, the Company has approximately 25,420,810 Shares outstanding. On May 21, 1997, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is filed as Exhibit
(a)(12) hereto and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended by the addition of the following Exhibit:

     (a) (12) Press Release dated May 21, 1997.

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

May 30, 1997                         BRIGGS & STRATTON CORPORATION


                                By:  /s/ Robert H. Eldridge
                                     -------------------------------

                                     Name:  Robert H. Eldridge
                                     Title: Executive Vice President and
                                            Chief Financial Officer,
                                            Secretary-Treasurer











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


                                 EXHIBIT INDEX


EXHIBIT
  NO.               DESCRIPTION
-------             -----------
(a) (12)   Press Release dated May 21, 1997.
























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